SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 27 April 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


April 27, 2004



                  BP PLANS TO SELL OVER 50% OF PETROCHEMICALS
                        BUSINESS - AND PREPARES FOR IPO



BP announced today that it plans to consolidate the Olefins and Derivatives (O&D) division of its petrochemicals business into a stand-alone entity able to operate separately from the BP Group.


The new O&D business will incorporate more than half of the $13 billion of operating capital employed in BP's petrochemicals portfolio, giving it the scale to be a major independent player in the global petrochemicals sector.


It will be headed by Ralph Alexander, who was today named as chief executive of BP's petrochemicals business with effect from July 1, 2004.


BP said it plans to sell O&D in due course, possibly through an Initial Public Offering, depending on market circumstances and necessary approvals, in the second half of 2005.


The Group intends to retain the balance of its petrochemicals portfolio, comprising the aromatics and acetyls businesses. BP views these as "advantaged products" where BP has leading proprietary technology and strong positions in growing Asian markets.


Lord Browne spelt out BP's determination to tackle the continuing poor returns of its petrochemicals segment overall at a strategy presentation to investors in London and New York last month.


He said future investment would focus more on paraxylene, PTA and acetic acid, and less on olefins and derivatives which form the bulk of BP's petrochemical operations in Europe.


"We have now concluded that divesting O&D - perhaps by means of an IPO, subject to market conditions and any necessary consents - is likely to deliver the best returns to our shareholders and to be in the best long-term interests of the O&D business itself," Browne said today.


Current chief executive of BP Petrochemicals, Iain Conn, said: "Our O&D sub-segment is one of the highest-quality portfolios of its kind in the petrochemicals industry. It has a global network of manufacturing sites, good technology, a fine range of products and strong market positions. As a free-standing entity it will be a significant competitor in its sector."


Notes to Editors:

  - At a strategy presentation on March 29, 2004, Lord Browne said future investment would focus more on so-called "advantaged products", including paraxylene, PTA and acetyls which were strong in growing Asian markets and where BP has a proprietary technological lead, and less on olefins and derivatives which dominated the company's portfolio in the more fragmented and lower-growth European markets.


  - The O&D business employs approximately 7,500 people in 24 locations worldwide, chiefly the US and Europe. Major petrochemicals sites include Grangemouth in Scotland, Lavera in France, Koln and Gelsenkirchen in Germany, and Lima, Chocolate Bayou and Green Lake in the US and the SECCO joint venture in China.


  - BP recently announced the intended sale of its Fabrics & Fibres and its Linear & Poly Alpha Olefins businesses. The intention to sell these businesses remains unaffected by this announcement, but BP will consider whether or not to include the sale of the Linear & Poly Alpha Olefins businesses in the planned IPO of O&D.


  - BP's products are used to make a wide variety of plastic goods, including food and drink containers and wrappings, pipework, automotive parts and mouldings of all kinds. Current worldwide production capacity of O&D plants is some 20 million tonnes per year of a BP Petrochemicals total of 34.5 million tonnes.


  - O&D products include olefins (ethylene and propylene) and their derivatives such as acrylonitrile, polyethylene, polypropylene and solvents.


  - Iain Conn will become a Group Executive Officer of BP with effect from July 1, 2004 and assume Dick Olver's portfolio of responsibilities, with the exception of the Western Hemisphere.


Full details of BP Petrochemicals sites, products, production capacities and regional summaries can be found in the "financial and operating information" download section of the bp.com website.

http://www.bp.com/liveassets/bp_internet/globalbp/STAGING/global_assets/
downloads/F/financial_and_operating_information_1999_2003_petrochemicals.pdf .

Legal notice: This press release does not constitute an offer of any securities for sale.

Further media enquiries:

BP press office - tel: +44 (0)20 7496 4827 / 4708 / 5256 / 4358 / 4624 / 4324 /
4076

                                    - ENDS -


                                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)



Dated: 27 April 2004                              /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary